Pricing supplement No. 672B
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006,
underlying supplement no. 17 dated August 11, 2008, and
product supplement B dated April 28, 2008
Registration Statement No. 333-137902 Dated June 2, 2009 Rule 424(b)(2)
Deutsche Bank AG, London Branch
$4,847,000
Performance Securities Linked to the Russell 2000® Index due June 6, 2011

General
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The Performance Securities (the “securities”) are designed for investors who seek a return of two times the appreciation of the Russell 2000® Index up to a Maximum Return on the securities of 61.60% at maturity.  Investors should be willing to forgo coupon and dividend payments and, if the Index declines, be willing to lose some or all of their investment. Any payment at maturity of the securities is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing June 6, 2011
•	Denominations of $1,000 (the “Face Amount”) and multiples thereof, and minimum initial investments of $1,000.
•	The securities priced on June 2, 2009 and are expected to settle three business days later on June 5, 2009 (the “Settlement Date”).

Key Terms
Issuer:	Deutsche Bank AG, London Branch
Rating:
Moody’s Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor’s has assigned a rating of A+ to notes, such as the securities offered hereby, issued under Deutsche Bank AG’s Global Notes Program, Series A.†

Index:	The Russell 2000® Index (the “Index”)
Issue Price:	100% of the Face Amount.
Index Return Cap:	30.80%
Participation Rate:	200%
Maximum Return:	61.60%
Payment at Maturity:
If the Index Ending Level is greater than the Index Starting Level, you will receive a cash payment that provides you with a return per $1,000 Face Amount of securities equal to the Index Return multiplied by the Participation Rate, subject to a Maximum Return on the securities of 61.60%.  For example, if the Index Return is equal to or more than 30.80%, you will receive the Maximum Return on the securities of 61.60%, which entitles you to a maximum payment at maturity of $1,616.00 for every $1,000 Face Amount of securities that you hold.  Accordingly, if the Index Return is positive, your payment per $1,000 Face Amount of securities will be calculated as follows, subject to the Maximum Return:

$1,000 +[$1,000 x (Index Return x 200%)]
If the Index Ending Level is equal to the Index Starting Level, you will receive a cash payment of $1,000 per $1,000 Face Amount of securities.

Your investment will be fully exposed to any decline in the Index.  If the Index Ending Level declines from the Index Starting Level, you will lose 1% of the Face Amount of your securities for every 1% that the Index has declined below the Index Starting Level.  Accordingly, if the Index Return is negative, your payment per $1,000 Face Amount of securities will be calculated as follows:

$1,000 + ($1,000 x Index Return)
You will lose some or all of your investment at maturity if the Index Ending Level declines from the Index Starting Level.
Index Return:	The performance of the Index from the Index Starting Level to the Index Ending Level, calculated as follows:
Index Ending Level – Index Starting Level
Index Starting Level
The Index Return may be positive or negative.
Index Starting Level:	526.63, the Index closing level on the pricing date.
Index Ending Level:	The Index closing level on the Final Valuation Date.
Final Valuation Date:	June 1, 2011, subject to postponement in the event of a market disruption event and as described under “Description of Securities—Payment at Maturity” in the accompanying product supplement B.
Maturity Date:	June 6, 2011, subject to postponement in the event of a market disruption event and as described under “Description of Securities—Payment at Maturity” in the accompanying product supplement B.
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	2515A0 ZY 2
ISIN:	US2515A0ZY27
†      A credit rating is not a recommendation to buy, sell, or hold the securities, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG’s Global Notes Program Series A does not enhance, affect or address the likely performance of the securities other than the ability of the Issuer to meet its obligations.

Investing in the securities involves a number of risks.  See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page TS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Max. Total Discounts, Commissions and Fees(1)	Min. Proceeds to Us
Per Security	$1,000.00	$7.50	$992.50
Total	$4,847,000.00	$16,964.50	$4,830,035.50
(1) For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this pricing supplement. The securities will be sold with varying underwriting discounts and commissions in an amount not to exceed $7.50 per $1,000.00 securities.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. In addition, the securities are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Program.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Securities	$4,847,000.00	$270.46

Deutsche Bank Securities	Deutsche Bank Trust Company Americas

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

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You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these securities are a part, and the more detailed information contained in underlying supplement no. 17 dated august 11, 2008 and product supplement B dated April 28, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Underlying supplement no. 17 dated August 11, 2008
http://www.sec.gov/Archives/edgar/data/1159508/000119312508173702/d424b21.pdf

Product supplement B dated April 28, 2008:
http://www.sec.gov/Archives/edgar/data/1159508/000119312508093422/d424b21.pdf

Prospectus supplement dated November 13, 2006:
http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

Prospectus dated October 10, 2006:
http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

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Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

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You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

What is the Total Return on the Securities at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the securities.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 Face Amount of securities to $1,000.  The hypothetical total returns set forth below assume an Index Starting Level of 526.23 and a Maximum Return on the securities of 61.60%.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the securities.  The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Index Ending Level	Index Return	Total Return on Securities	Payment At Maturity
1040.00	100.00%	61.60%	$1,616.00
947.93	80.00%	61.60%	$1,616.00
868.94	65.00%	61.60%	$1,616.00
789.95	50.00%	61.60%	$1,616.00
737.28	40.00%	61.60%	$1,616.00
688.83	30.80%	61.60%	$1,616.00
631.96	20.00%	40.00%	$1,400.00
605.62	15.00%	30.00%	$1,300.00
579.29	10.00%	20.00%	$1,200.00
539.80	2.50%	5.00%	$1,050.00
531.90	1.00%	2.00%	$1,020.00
526.63	0.00%	0.00%	$1,000.00
500.30	-5.00%	-5.00%	$950.00
473.97	-10.00%	-10.00%	$900.00
447.64	-15.00%	-15.00%	$850.00
421.30	-20.00%	-20.00%	$800.00
368.64	-30.00%	-30.00%	$700.00
315.98	-40.00%	-40.00%	$600.00
263.32	-50.00%	-50.00%	$500.00
210.65	-60.00%	-60.00%	$400.00
157.99	-70.00%	-70.00%	$300.00
105.33	-80.00%	-80.00%	$200.00
52.66	-90.00%	-90.00%	$100.00
0	-100.00%	-100.00%	$0.00

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Index increases from the Index Starting Level of 526.63 to an Index Ending Level of 631.96.  Because the Index Ending Level of 631.96 is greater than the Index Starting Level of 526.63 and the Index Return of 20% multiplied by the Participation Rate does not exceed the Maximum Return of 61.60%, the investor receives a payment at maturity of $1,400.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000 + [$1,000 x (20% x 200%)] = $1,400.00

Example 2: The level of the Index increases from the Index Starting Level of 526.63 to an Index Ending Level of 737.28.  Because the Index Return of 40% multiplied by the Participation Rate exceeds the Maximum Return of 61.60%, the investor receives a payment at maturity of $1,616.00 per $1,000 Face Amount of securities, the maximum payment on the securities.

Example 3: The level of the Index decreases from the Index Starting Level of 526.63 to an Index Ending Level of 421.30.  Because the Index Ending Level of 421.30 is less than the Index Starting Level of 526.63, the Index Return is negative and the investor will receive a payment at maturity of  $800.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000 + ($1,000 x -20%)= $800.00

Selected Purchase Considerations

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APPRECIATION POTENTIAL – The securities provide the opportunity to enhance equity returns by multiplying a positive Index Return by the Participation Rate, up to the Maximum Return on the securities of 61.60%, or $1,616.00 for every $1,000 Face Amount of securities. Because the securities are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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RETURN LINKED TO THE PERFORMANCE OF THE RUSSELL 2000® INDEX – The return on the securities is linked to the Russell 2000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The Russell 2000® Index measures the composite price performance of stocks of approximately 2,000 companies domiciled in the U.S. and its territories and consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index represents approximately 10% of the total market capitalization of the Russell 3000® Index. This is just a summary of the Russell 2000® Index. For more information on the Russell 2000® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The Russell Indices – Russell 2000® Index” in the accompanying underlying supplement no. 17 dated August 11, 2008.

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CERTAIN TAX CONSEQUENCES – You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the securities are uncertain, we believe it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your securities, other than pursuant to a sale or exchange, and your gain or loss on the securities should be long-term capital gain or loss if you hold the securities for more than one year. If, however, the Internal Revenue Service (the "IRS") were successful in asserting an alternative treatment for the securities, the timing and/or character of income on the securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

On December 7, 2007, the Department of the Treasury ("Treasury") and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks.  Investing in the securities is not equivalent to investing directly in the Index or any of the component stocks of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS – The securities do not guarantee any return of your investment.  The return on the securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative.  Your investment will be fully exposed to any decline in the Index Ending Level as compared to the Index Starting Level.

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YOUR MAXIMUM GAIN ON THE SECURITIES IS LIMITED TO THE MAXIMUM RETURN – If the Index Ending Level is greater than the Index Starting Level, for each $1,000 Face Amount of securities, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return of 61.60%.

•	THE SECURITIES DO NOT PAY COUPONS – Unlike ordinary debt securities, the securities do not pay coupons and do not guarantee any return of the initial investment at maturity.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY – While the payment at maturity described in this pricing supplement is based on the full Face Amount of your securities, the original Issue Price of the securities includes the agent’s commission and the cost of hedging our obligations under the securities through one or more of our affiliates.  As a result, the price, if any, at which Deutsche Bank (or its affiliates) will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original Issue Price, and any sale prior to the maturity date could result in a substantial loss to you.  The securities are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your securities to maturity.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the Russell 2000® Index would have.

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LACK OF LIQUIDITY – The securities will not be listed on any securities exchange. Deutsche Bank (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily.  Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank (or its affiliates) is willing to buy the securities.

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POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

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THE SECURITIES ARE SUBJECT TO OUR CREDITWORTHINESS – An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the market value of the securities. The payment at maturity on the securities is subject to our creditworthiness.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES – In addition to the level of the Index on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;
•	the time to maturity of the securities;
•	the dividend rate on the common stocks underlying the Index;
•	interest and yield rates in the market generally;
•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment of the securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above under "Certain Tax Consequences," on December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing levels from June 2, 1999 through June 2, 2009. The Index closing level on June 2, 2009 was 526.63. We obtained the Index closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Final Level of the Index. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Underwriting Information

Deutsche Bank Securities Inc. (“DBSI”) and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the securities. DBSI may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 securities Face Amount. DBSI may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 securities Face Amount. Deutsche Bank AG will reimburse DBSI for such fees. See “Underwriting” in the accompanying product supplement.

Settlement

We expect to deliver the securities against payment for the securities on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in the securities more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement if the securities are to be issued more than three business days after the Trade Date.

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